Exhibit 99.49

CONTRACT FOR THE SUPPLY OF ELECTRICAL POWER and BALANCE SERVICES

1.	THE PARTIES

Exanorth AS (hereafter called the “Buyer”)

c/o Pluss-Økonomi AS

Postboks 2583

4678 KRISTIANSAND S

Business Register Number: 921 677 421

And

NTE MARKED AS (hereafter called the “Seller”)

7736 Steinkjer

Business Register Number: 991 854 126

2.	BACKGROUND

The Buyer is a subsidiary of BitZero Blockchain Inc, a Canadian company involved in the business of mining Bitcoins. The Buyer will establish a datacentre close to the Tunnsjodal power station in Namsskogan in Norway. The power station is owned and operated by NTE Energi AS (business registration number 988 340 715), a sister company of the Seller (hereinafter referred to as “NTE Energi”).

The Seller is inter alia involved in the business of selling electric power to consumers and businesses in Norway.

The Buyer will consume a substantial amount of electricity at its datacentre at Tunnsjodal, and the planned weekly consumption therefore has to be reported the week prior to the actual consumption to enable the Seller to balance the electricity grid in the area. If the actual consumption deviates from the planned consumption with more than 10% over each week, the Buyer accepts that the Seller will impose an imbalance fee on the part exceeding the 10% of the difference between planned weekly consumption and actual consumption.

The Buyer may engage in physical deliveries at fixed price terms with NTE Energi, whereby NTE Energi will offer fixed price deliveries based on requests from the Buyer. If so, the price hedging will be done by bilateral trade between the Buyer and NTE Energi governed by the framework agreement in place between the Buyer and NTE Energi. If preferred by the Buyer, the Seller can act as facilitator of invoicing on behalf of NTE Energi so that actual consumption and the price hedge will be invoiced on the same invoice.

This agreement has been entered into to regulate the terms and conditions for the Seller’s delivery of electricity to the Buyer.

3.	PRODUCT

The Seller shall supply the following products to the Buyer:

Product
Physical delivery of electricity	x
Balancing services	x

For hourly-metered installations, power is supplied to electricity spot area price (Nw. Elspot områdespris) hour by hour.

4.	PRICES (all prices ex VAT)

4.1	Physical delivery (spot)

The price of the consumed electrical power will be invoiced based on the hourly consumption and the hourly NOK prices of NordPool for the spot area NO4 for the invoice period.

In addition, the following surcharges will apply:

i.	The Seller’s premium on the electricity spot area NO4 price:	1.75 NOK/MWh

ii.	Nordpool fee:	0,40 NOK/MWh

iii.	Esett fee:	0,40 NOK/MWh

iv.	Any other applicable public fees, e.g. Value Added Tax (VAT)

Imbalance fee (if applicable, ref section 5):	25.00 NOK/MWh

The Buyer shall pay all applicable fees and taxes related to the Seller’s supply of electrical power to the Buyer. The applicable fees and taxes on the Seller’s supply of electrical power at the signing of this agreement are stated above, however the applicable fees and taxes are subject to change. The above prices will be adjusted in accordance with adjustments in fees and prices made by third parties, including but not limited to NordPool and Esett. The Seller’s premium on the electricity spot area NO4 price is not subject to changes.

The price elements above are calculated under the assumption that the Buyer’s business is correctly registered in the Norwegian Business Registry with industry code 62020 (Computer centres). The Buyer bears the risk of correct registration in the Norwegian Business Registry. If the Buyer has not registered its business correctly, or if the Norwegian government changes the fee structure for electrical power, the Buyer may be subject to increased fees including but not limited to electricity certificates (Nw: elsertifikater).

Certificates of origin are not included but may be purchased from the Seller at an additional fee.

The price elements above do not include fees to the owner of the power grid in the area (Nw: nettleie), or connection charges. The fees to the owner of the power grid and connection charges will be set in a separate agreement between the Buyer and the owner of the power grid Tensio TN AS. The monthly fee to the owner of the power grid will, however, be included in the invoice from the Seller in accordance with normal practice for power suppliers’ invoicing on behalf of grid companies.

4.2	Settlement

The Buyer shall pay for the electricity provided to it by the Seller and such payment shall include the physical delivery, agreed premium, taxes and surcharges as set out in Clause 4.1 above. The Parties shall establish electronic exchange of invoices as standard using the Norwegian standard “EHF faktura” (Nw: Elektronisk handelsformat). The standard uses Universal Business Language (UBL).

The Seller will invoice the Buyer biweekly giving the Buyer 14 days for payment. The fee to the owner of the power grid will be included on the last invoice of each month. In case of late payment, interest will accrue in accordance with the Norwegian law on interest on late payments (Nw. forsinkelsesrenteloven). If an invoice is not settled on the due date, the Seller has the right to immediately stop further delivery of electrical power until all outstanding amounts have been settled by the Buyer in full.

4.3	Security

The Buyer shall provide the Seller with a security sufficient to cover fees and prices for the Buyer’s payment obligations for grid services and supply of electrical power on an amount equal to the expected grid and electricity cost for two months. At the commencement of this agreement the Seller has deemed NOK 4,9 million (provided that the Buyer’s facility is not connected to the grid with more than 7 MW capacity) to be sufficient. From 28 February 2022 and in any event no later than 14 days before the Buyer’s facility is connected to the grid with more than 7 MW, the security shall be no less than NOK 21,4 million. However, the Seller may in case of any material changes in the fees and prices as set out in Clause 4.1 above demand additional security by giving the Buyer 30 days prior notice (such notice must include documentation on the increase of the expected cost for grid services and electricity supply). The Seller is under no obligation to deliver electrical power or other services under the Contract before the Buyer has provided satisfactory security.

The Buyer may at the Buyer’s option provide such security either (a) in the form of an on-demand bank guarantee or (b) as a cash deposit on a bank account owned and controlled by the Seller.

a)	In case of an on-demand bank guarantee, the guarantee shall be in the form of on demand guarantee from a reputable Nordic financial institution approved by the Seller. The guarantee shall be issued as a separate, irrevocable, first demand document issued in accordance with the Uniform Rules for Demand Guarantees (URDG) 2010 revision, ICC Publication No. 758. The guarantor shall waive any right to make any set off or counterclaim against the Seller. The guarantee shall exist independently of amendments, additions or modifications of this agreement. The guarantee is acknowledged as submitted when the Seller has received the original of the guarantee.

b)	In case of a cash deposit the deposit shall be made to a bank account owned and controlled by the Seller. The Buyer shall have no right or lien in the bank account, nor shall the Buyer have any right of set off in the bank account or any right to make counterclaims. The Seller shall ensure that the deposited funds are in the bank account and may not withdraw money from the bank account other than as specified in this agreement. Any interest on the deposit account shall be credited to the Buyer.

If the Buyer does not pay any invoice within two weeks after the date of the invoice, the Seller may immediately stop further delivery of electrical power and claim the amount owed by the Buyer to the Seller from the guarantor or set off the outstanding amount deposited to the bank account. The Buyer shall thereafter ensure that sufficient security is re-established before the Seller is obliged to resume the provision of electrical power.

5.	VOLUME AND REPORTING

Volume
Estimated consumption	300,000 MWh per year

Reporting of consumption

The Buyer shall report the estimated consumption for the upcoming week every Friday no later than 1200 (Oslo time). Upon any changes in the expected volume the Buyer shall submit a corrected report for the coming day no later than 0930 (Oslo time) the day before the operating day. If such report is not received by the Seller in due time, last weeks metered consumption will be used as assumed consumption for the upcoming week.

Discrepancies between reported consumption and actual consumption exceeding 10% will be invoiced an imbalance fee for the excess/deficit volume at a price set out in clause 4.1.

6.	TERM AND TERMINATION

Both Parties may terminate this agreement by giving the other party minimum 6 months’ prior written notice.

If one of the parties breaches this agreement, the non-breaching party may terminate the agreement with immediate effect, if such breach is not remedied by the breaching party or an entity appointed by the breaching party within 30 days after the non-breaching party has notified the breaching party of the breach.

7.	GENERAL TERMS AND CONDITIONS

The Seller’s General Contract Terms for the Supply of Electrical Power to Non-Consumers applies to the products supplied under this Contract. It also applies to the services supplied hereunder to the extent applicable.

8.	FINANCIAL REPORTING

The Buyer shall on the Seller’s request submit quarterly reports to the Seller regarding the Buyer’s and its parent company’s financial status. Buyer shall further promptly inform Seller of any events or circumstances having a material effect on its expected power consumption over time or ability to pay for it.

9.	GOVERNING LAW AND JURISDICTION

This agreement is governed by Norwegian law. Any dispute arising out of or in relation to this agreement and its formation, application or termination, shall be resolved in by Norwegian courts with Trondelag district court (Nw. tingrett) as agreed legal venue.

10.	SIGNATURES

This Contract (including the General Contract Terms for the Supply of Electrical Power to Non-Consumers and all other appendices) are prepared in two copies of which each of the parties shall retain one copy. By signing this Contract, the parties agree to the terms hereof.

[signature page to follow]

Date: 11.11.2021

Exanorth AS

Name: Title:	Name: Title:

NTE Marked AS

Name: Title:	Name: Title:

APPENDIX TO CONTRACT FOR THE SUPPLY OF ELECTRICAL POWER

Information about the Buyer

Company:
Business Register Number:
Billing address:
Postcode:
Contact person(s):
Title:
Telephone:
E-mail:

Information about installations
Installation address	Installation postcode	Metering point ID*